FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2007
Commission File Number: 001-13928
Royal Bank of Canada
(Exact name of registrant as specified in its charter)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Vice-President & Corporate Secretary
(Address of registrant’s principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

INCORPORATION BY REFERENCE
This Report on Form 6-K and the exhibit hereto are incorporated by reference as exhibits to Royal Bank of Canada’s Registration Statement on Form F-3 which was originally filed with the Securities and Exchange Commission on December 14, 2006 (File No. 333-139359).
EXHIBITS

Exhibit	Description of Exhibit
99.1	Form of Amended Distribution Agreement, dated February 28, 2007, between Royal Bank of Canada and the Agents party thereto

99.2	Form of Second Supplemental Indenture, dated as of February 28, 2007, between Royal Bank of Canada and The Bank of New York, as successor to JPMorgan Chase Bank, N.A.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ David Power
	Name:	David Power
	Title:	Vice President, Corporate Treasury

	Date:	February 28, 2007